Trading Symbol (TSX-V: SNAG) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.silvernorthres.com

NR25-01

Silver North Reviews 2024 Success at Haldane and Tim Silver Projects, Yukon and Provides 2025 Outlook

•New discovery at Haldane (Main Fault) consists of multiple silver-bearing structures including 1.83m (TW) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc, elevating Main Fault to a high priority target

•Geological observations from drilling indicate the presence of CRD system at Tim Property

•Results of 2024 drilling at Tim pending.

Vancouver, BC, January 30, 2025 - Silver North Resources Ltd. (TSX-V: SNAG, OTCQB: TARSF) “Silver North” or the “Company”) is pleased to provide a review of 2024, an update on pending results from the Tim Project, and an outline of 2025 activities.

In a year where the price of silver saw a 21.5% increase ($23.65 to $28.90 USD per ounce) and looks to trend higher, Silver North has positioned itself as a leading primary silver explorer in Canada. 2024 saw a new zone discovered at the Company’s flagship Haldane silver project in the Keno District, Yukon Territory, while at the Tim silver project (optioned to Coeur Mining), geological evidence observed in drill core has confirmed the presence of a Carbonate Replacement Deposit (“CRD”) style system in the emerging Silvertip CRD district of northern BC and southern Yukon. Analytical results are pending for all six holes from the 2024 program at Tim.

The first half of 2024 was focussed on strengthening both the Haldane and Tim projects through potential strategic acquisitions in the vicinity of the two projects, as well as obtaining funding for Haldane. This culminated in financings in March and June at $0.10 and $0.16 (non-flow through) and $0.225 (flow through), raising a total of $1,477,380.

Concurrently, management added three claim groups in the Silvertip District, with the addition of the GDR Property. While at a very early stage of exploration, all three claim groups exhibit characteristics consistent with the presence of CRD-style mineralization. Importantly, the Veronica claims adjacent to the Tim Property, are host to an untested 450 x 450 metre silver-lead-zinc soil geochemical anomaly with silver values as high as 31 ppm from soil samples. Carbonate rocks have been mapped in the vicinity, making this an intriguing target for further CRD exploration.

TIM

The exploration season commenced in July with the mobilization of crews to the Tim Property, located 19 km northeast of Coeur Mining’s Silvertip Project. Coeur is the project operator under an option agreement to earn an initial 51% interest (by funding a total of $3.5 million in exploration expenditures) in the property which can be expanded to 80% by funding a feasibility study and reaching a decision to build a mine. Coeur funded the 2024 program, conducting it out of their Silvertip Mine facilities.

Coeur had initially planned to complete approximately 2,000 metres of drilling, largely to test the Wolf Fault along almost 2,000 metres of strike length within prospective stratigraphy. Drilling targeted both structurally-hosted “chimney” style mineralization potentially hosted within the Wolf Fault and splays of it, as well as stratigraphically controlled “manto” mineralization along conducive stratigraphic horizons. This program finished in the first week of September, having been expanded to a total of 2,250 metres of drilling, and the addition of two airborne geophysical surveys (magnetics, radiometrics and mobile MT) to help target future drilling. Although analytical results from the program have yet to be received, geological observations from drilling confirm the presence of a CRD-style system at Tim, including diagnostic features noted at Silvertip and elsewhere in the world including fugitive calcite veining that fluoresces in UV light (displaying the classic “barbeque” pink and orange fluorescence) and re-crystallization of the host limestones. Coeur made the 2024 option payment of $75,000 in December and management expects that Coeur will undertake follow up drilling in 2025, the planning of which will commence once final analytical results have been received and interpreted.

HALDANE

Crews mobilized to start preparations for drilling at Haldane in August, with the drill arriving on site in the first week of September. Three holes, totalling 732 metres, were completed testing the West Fault with one hole and two holes at the Main Fault, a target that had not been previously tested by Silver North. This resulted in the discovery of Keno-style high grade silver-bearing quartz-siderite-sulphide veins, a new high priority target for future drilling. A fourth hole at the Bighorn target was not completed due to deteriorating conditions accessing the Bighorn drill pad.

An important goal of the 2024 program was to test the Main Fault below the level of oxidation for a true representation of this target’s potential for high grade silver mineralization. The surface expression of the Main Fault indicates potential for a large structure, with historical oxidized vein samples at surface averaging 151 g/t silver over 7.6 m and 223 g/t silver over 3.6 m at the Main Zone and Main Zone South showings. Heavily oxidized, poorly recovered intersections in 2011 and 2013 drilling by previous operators intersected similarly anomalous results.

Hole HLD24-29 intersected a somewhat oxidized structure above the Main Fault from 157.0m – 162.0m followed by unoxidized Main Fault breccia and siderite vein from 171.0m to 176.7m. The width of this zone warranted a follow up hole, targeting the structure 50 metres down dip. Hole HLD24-30 accomplished this, intersecting the same partially oxidized structure above the Main Fault from 171.0 – 172.5m and the Main Fault as a much wider, unoxidized, structural zone from 183.5 to 203.0 metres down hole, exhibiting multiple fault splays with strong gouge and breccia zones as well as quartz-siderite+/- sulphide veins.

In hole HLD24-29 the widest structural zone returned 13.75m true width (“TW”) of 157 g/t silver, 1.42% lead and 0.67% zinc and blossomed to 28.36m (TW) of 130 g/t silver, 0.55% lead and 0.52% zinc 50 metres down dip in hole 30. High grade oxidized and brecciated siderite vein fault material at the upper boundary returned 1.83m (TW) of 1,088 g/t silver, 3.90 g/t gold, 1.89% lead and 0.63% zinc including 0.73m (TW) of 2,470 g/t silver, 9.64 g/t gold, 3.88% lead and 0.99% zinc in hole HLD24-30. It is notable that these upper boundary intersections are unusually high in gold as compared to other intersections at the Haldane Property.

Table 1 – Haldane Property – 2024 Significant Drill Intersections

Hole	From (m)	To (m)	Interval (m)	True Width(m)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Silver Eq (g/t)1
HLD24-28 (West)	243.71	244.09	0.38	0.19	122	0.17	2.07	0.48	218
HLD24-29 (Main)	146.20	162.00	15.80	13.75	157	0.08	1.42	0.67	233
incl.	147.60	150.00	2.40	2.09	206	0.10	1.49	1.36	311
incl.	157.00	160.50	3.50	3.05	460	0.15	4.34	1.23	653
and incl.	158.60	160.50	1.90	1.65	777	0.25	7.86	2.22	1,123
	171.00	176.30	5.30	4.61	53	0.06	1.13	1.43	147
incl.	174.20	176.30	2.10	1.83	105	0.04	2.61	2.07	268
HLD24-30 (Main)	159.00	161.50	2.50	1.83	1,088	3.90	1.89	0.63	1,491
incl.	159.00	160.00	1.00	0.73	2,470	9.64	3.88	0.99	3,422
	164.20	203.00	38.80	28.36	130	0.09	0.55	0.52	174
incl.	171.70	172.50	0.80	0.58	1,210	0.42	3.15	0.45	1,358
incl.	183.85	191.80	7.95	5.81	365	0.23	1.80	1.37	491
and incl.	190.80	191.80	1.00	0.73	1,025	0.54	8.52	2.18	1,415
Incl	201.75	203.00	1.25	0.91	194	0.18	0.54	1.08	266

[1]Silver equivalent values are calculated assuming 100% recovery using the formula: ((20 * silver (g/t) / 31.1035) + (1650 * gold (g/t) / 31.1035) + (0.90 * 2204 * lead %/100) + (1.10 * 2204 * zinc %/100)) *(31.1035 / 20). Metal price assumptions are US$20/oz silver, US$1650/oz gold, US$0.90/lb lead and US$1.10/lb zinc. While metal prices today are generally higher than those used in the formula, these are the values used for past drilling at Haldane in order to compare past results.

High grade, partially oxidized and strongly brecciated siderite vein fault from the centre of the Main Fault structural zone returned 3.05m (TW) of 460 g/t silver, 0.15 g/t gold, 4.34% lead and 1.23% zinc, including 1.65m (TW) of 777 g/t silver, 0.25 g/t gold, 7.86% lead and 2.22% zinc in HLD24-29 and 5.8m (TW) 365 g/t silver, 0.23 g/t gold, 1.80 % lead and 1.37 % zinc 50 meters down dip from HLD24-30.

The best result from the lowermost unoxidized siderite vein and vein fault breccia was an intercept of 0.91m (TW) of 194 g/t silver, 0.18 g/t gold, 0.54% lead and 1.08% zinc from HLD24-30.

2025 Outlook

Silver North will announce the analytical results from the 6 holes drilled by Coeur when they are made available, likely in late February. After interpretation of the 2024 drill results, in conjunction with the data collected from airborne magnetics, radiometrics and mobile MT surveys, Coeur will prioritize targets for drilling. It is expected that Coeur will test these targets in 2025 and once this plan is conveyed to management, its details will be relayed to the market.

Silver North plans to conduct an early-stage analyses of the GRD Project acquired in 2024 and located in the Silvertip CRD District. This work would include prospecting, geological mapping and sampling to identify targets areas to refine for drilling. Priority will be placed on the Veronica claim block adjacent to the Tim Property.

As the silver price remains strong and with Silver North’s two successful exploration programs in 2024, the Company will plan to raise funds for further exploration at the Haldane Project as the market improves and at opportunistic times.

Management is currently planning the size and scope of the 2025 drill program at Haldane, with the Main Fault target as the primary focus of the program. Once this plan is finalized it will be announced, likely in Q2 2025.

Silver North is always seeking high quality silver projects in strong jurisdictions in North America to enhance the project portfolio. This work is ongoing and is expected to continue through the year.

Options Granted

Management has granted a total of 605,000 stock options to directors, management and contractors of Silver North at a price of $0.10 for a period of 5 years, vesting in accordance with the Company’s Stock Option Plan.

About Silver North Resources Ltd.

Silver North’s primary assets are its 100% owned Haldane silver project (next to Hecla Mining Inc.’s Keno Hill Mine project) and the Tim silver project (under option to Coeur Mining, Inc.).

The Company is listed on the TSX Venture Exchange under the symbol “SNAG”, trades on the OTCQB market in the United States under the symbol “TARSF”, and under the symbol “I90” on the Frankfurt Stock Exchange.

Mr. Jason Weber, P.Geo., President and CEO of Silver North Resources Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 807-7217

Fax: (888) 889-4874

To learn more visit: www.silvernorthres.com

Twitter: https://twitter.com/SilverNorthRes

LinkedIn: https://www.linkedin.com/company/silvernorth-res-ltd/

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